UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 9, 2024

John Bean Technologies Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34036	91-1650317
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

70 West Madison Street, Suite 4400

Chicago, IL 60602

(Address of principal executive offices, including Zip Code)

(312) 861-5900

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	JBT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

John Bean Technologies Corporation, a Delaware corporation (“JBT”), is filing this Current Report on Form 8-K (this “Current Report”) to provide certain financial information with respect to Marel hf., a public limited liability company incorporated under the laws of Iceland (“Marel”), and JBT’s voluntary public takeover offer to Marel’s shareholders (the “Marel Shareholders”) to acquire all of the issued and outstanding ordinary shares of Marel (the “Offer”). As previously announced, on April 4, 2024, JBT, John Bean Technologies Europe B.V., a wholly owned subsidiary of JBT (the “JBT Offeror”), and Marel entered into a definitive agreement related to the Offer and certain other transactions (collectively, the “Transaction”). On June 24, 2024, the JBT Offeror launched the Offer.

In connection with the Offer, on August 9, 2024, JBT distributed certain information to the Marel Shareholders, including (a) Marel’s unaudited condensed consolidated interim financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 and the related notes, which are filed herewith as Exhibit 99.1 and included herein, and (b) JBT’s unaudited pro forma condensed combined financial information giving effect to the Transaction (the “Pro Forma Financial Information”), which includes the unaudited pro forma condensed combined balance sheet as of June 30, 2024, the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2024 and the year ended December 31, 2023 and the related notes, which are filed herewith as Exhibit 99.2 and included herein.

The Pro Forma Financial Information included in this Current Report has been presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the Transaction occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that JBT will experience after the Transaction.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

99.1	Marel’s unaudited condensed consolidated interim financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 and the related notes.

99.2	JBT’s unaudited pro forma condensed combined financial information giving effect to the Transaction, which includes the unaudited pro forma condensed combined balance sheet as of June 30, 2024, the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2024 and the year ended December 31, 2023 and the related notes.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

IMPORTANT NOTICES

This Current Report is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this Current Report is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark.

2

NOTE TO U.S. SHAREHOLDERS

It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The Offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

IMPORTANT ADDITIONAL INFORMATION

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the Offer, JBT filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-279438) (the “Registration Statement”) that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on June 25, 2024. Additionally, JBT filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) an offer document and a prospectus, which have been approved by the FSA and which have been published.

SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Shareholders may obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. You may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://www.jbtc.com/jbt-marel-offer-launch/ as well as a free copy of the offer document.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN BEAN TECHNOLOGIES CORPORATION

By:	/s/ Matthew J. Meister
Name:	Matthew J. Meister
Title:	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Dated: August 13, 2024

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Exhibit 99.1

UNAUDITED

CONDENSED

CONSOLIDATED

INTERIM FINANCIAL

STATEMENTS OF

MAREL HF.

30 JUNE 2024

0

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1

Condensed Consolidated Statement of Income

		HY YTD	HY YTD
In EUR million unless stated otherwise	Notes	2024	2023
Revenues	4 & 5	827.8	869.8
Cost of sales		(526.7)	(574.7)
Gross profit		301.1	295.1
Selling and marketing expenses		(129.7)	(126.5)
General and administrative expenses		(74.7)	(69.7)
Research and development expenses		(61.3)	(58.7)
Result from operations		35.4	40.2
Finance costs		(35.2)	(26.8)
Finance income		1.2	2.2
Net finance costs		(34.0)	(24.6)
Share of result of associates		(0.2)	(0.4)
Profit before income tax		1.2	15.2
Income tax expense	6	(2.3)	(3.0)
Profit (loss) for the period		(1.1)	12.2
Of which:
- Net result attributable to Shareholders of the Company		(1.1)	12.2
Earnings per share for result attributable to Shareholders of the Company during the period (expressed in EUR cent per share):
- Basic	7	(0.15)	1.62
- Diluted	7	(0.15)	1.62

2

Condensed Consolidated Statement of Comprehensive Income

		HY YTD	HY YTD
In EUR million	Notes	2024	2023
Profit (loss) for the period		(1.1)	12.2
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences		5.8	(4.5)
Cash flow hedges		4.7	5.6
Deferred income taxes		(1.1)	(1.4)
Other comprehensive income / (loss) for the period, net of tax		9.4	(0.3)
Total comprehensive income for the period		8.3	11.9
Of which:
- Total comprehensive income attributable to Shareholders of the Company		8.3	11.9

3

Condensed Consolidated Statement of Financial Position

		30/06	31/12
In EUR million	Notes	2024	2023
Assets
Property, plant and equipment	8	339.0	345.8
Right of use assets		37.2	39.3
Goodwill	9	863.6	859.0
Intangible assets	9	534.9	541.2
Equity-accounted investees		3.6	3.3
Other non-current financial assets		3.7	3.5
Derivative financial instruments	12	1.6	0.6
Deferred income tax assets		42.7	38.9
Non-current assets		1,826.3	1,831.6
Inventories		341.0	352.5
Contract assets		35.2	36.3
Trade receivables		209.1	215.2
Derivative financial instruments	12	2.1	1.1
Current income tax receivables		8.3	7.3
Other receivables and prepayments		89.0	85.9
Cash and cash equivalents		29.7	69.9
Current assets		714.4	768.2
Total assets		2,540.7	2,599.8
Equity and liabilities
Share capital	10	6.7	6.7
Share premium reserve	10	437.8	439.3
Other reserves	10	(35.0)	(44.4)
Retained earnings	10	635.5	640.0
Total shareholders’ equity		1,045.0	1,041.6
Liabilities
Borrowings	11	843.7	819.8
Lease liabilities	11	29.1	29.8
Deferred income tax liabilities		86.1	84.9
Provisions		5.6	5.5
Other payables		2.7	2.7
Derivative financial instruments	12	0.3	3.4
Non-current liabilities		967.5	946.1

4

		30/06	31/12
In EUR million	Notes	2024	2023
Contract liabilities		216.6	295.0
Trade and other payables		288.8	290.4
Derivative financial instruments	12	1.1	0.6
Current income tax liabilities		0.0	4.9
Borrowings	11	0.0	0.0
Lease liabilities	11	11.0	11.2
Provisions		10.7	10.0
Current liabilities		528.2	612.1
Total liabilities		1,495.7	1,558.2
Total equity and liabilities		2,540.7	2,599.8

5

Condensed Consolidated Statement of Changes in Equity

In EUR million	Share capital	Share premium reserve[1]	Other reserves	Retained earnings[2]	Total shareholders’ equity
Balance at 1 January 2024	6.7	439.3	(44.4)	640.0	1,041.6
Profit (loss) for the period				(1.1)	(1.1)
Other comprehensive income			9.4		9.4
Total comprehensive income for the period	—	—	9.4	(1.1)	8.3
Transactions with owners of the Company
Options granted / exercised / canceled		(1.5)		2.8	1.3
Dividend				(6.2)	(6.2)
Total transactions with owners of the Company	—	(1.5)	—	(3.4)	(4.9)
Balance at 30 June 2024	6.7	437.8	(35.0)	635.5	1,045.0

In EUR million	Share capital	Share premium reserve[1]	Other reserves	Retained earnings[2]	Total equity
Balance at 1 January 2023	6.7	440.2	(33.4)	614.6	1,028.1
Profit (loss) for the period				12.2	12.2
Other comprehensive loss			(0.3)		(0.3)
Total comprehensive income for the period	—	—	(0.3)	12.2	11.9
Transactions with owners of the Company
Options granted / exercised / canceled	0.0	1.0		2.8	3.8
Dividend				(11.7)	(11.7)
Total transactions with owners of the Company	0.0	1.0	—	(8.9)	(7.9)
Balance at 30 June 2023	6.7	441.2	(33.7)	617.9	1,032.1
Net result for the period				18.8	18.8
Other comprehensive loss			(10.7)		(10.7)
Total comprehensive income for the period	—	—	(10.7)	18.8	8.1
Transactions with owners of the Company
Options granted / exercised / canceled	0.0	(1.9)		3.3	1.4
Total transactions with owners of the Company	0.0	(1.9)	—	3.3	1.4
Balance at 31 December 2023	6.7	439.3	(44.4)	640.0	1,041.6

1	Includes reserve for share-based payments as per 30 June 2024 of EUR 11.9 million (31 December 2023: EUR 13.5 million).
2	Includes a legal reserve for capitalized intangible assets related to product development projects as per 30 June 2024 of EUR 106.4 million (31 December 2023: EUR 106.3 million).

6

Condensed Consolidated Statement of Cash Flows

		HY YTD	HY YTD
In EUR million	Notes	2024	2023
Cash Flow from operating activities
Profit for the period		(1.1)	12.2
Adjustments for:
Depreciation of property, plant and equipment and right of use assets	8	23.1	21.3
Amortization and impairment of intangible assets	9	25.3	24.9
Net finance costs		34.0	24.6
Share of profit for equity-accounted investees, net of tax		0.2	0.4
Income tax expense		2.3	3.0
Adjustments for other non-cash income and expenses		1.2	5.2
Cash Flow provided by/(used in) operating activities		85.0	91.6
Changes in:
Inventories and contract assets and liabilities		(63.2)	(22.3)
Trade and other receivables		2.2	2.5
Trade and other payables		(2.5)	(9.8)
Provisions		0.7	(0.6)
Changes in operating assets and liabilities		(62.8)	(30.2)
Cash generated from operating activities		22.2	61.4
Income taxes paid		(12.2)	(16.9)
Interest received		0.5	0.9
Interest paid		(30.3)	(23.7)
Net cash from operating activities		(19.8)	21.7
Cash Flow from investing activities
Purchase of property, plant and equipment	8	(8.3)	(31.3)
Investments in intangibles	9	(13.1)	(20.1)
Proceeds from sale of property, plant and equipment	8	0.6	0.5
Acquisition of subsidiaries, net of cash acquired	4	—	(11.7)
Net cash provided by / (used in) investing activities		(20.8)	(62.6)

7

		HY YTD	HY YTD
In EUR million	Notes	2024	2023
Cash Flow from financing activities
Options exercised		—	(1.1)
Dividends paid	10	(6.2)	(11.7)
Proceeds from borrowings	11	40.0	50.0
Repayments of borrowings	11	(25.9)	(10.8)
Payments of lease liabilities	11	(6.6)	(7.2)
Net cash provided by / (used in) financing activities		1.3	19.2
Net increase / (decrease) in cash and cash equivalents		(39.3)	(21.7)
Exchange gain / (loss) on cash and cash equivalents		(0.9)	(3.5)
Cash and cash equivalents at beginning of the period		69.9	75.7
Cash and cash equivalents at end of the period		29.7	50.5

8

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. General information

Reporting entity

Marel hf. (“the Company”) is a limited liability company incorporated and domiciled in Iceland. The address of its registered office is Austurhraun 9, Gardabaer.

The Condensed Consolidated Financial Statements of the Company as at and for the six-month period ended 30 June 2024 comprise the Company and its subsidiaries (together referred to as “the Group” or “Marel”).

The Group is a leading global provider of advanced solutions, software and services to food processing industries and is involved in the manufacturing, development, distribution and sales of solutions for these industries.

These Condensed Consolidated Financial Statements for the six-month period ended 30 June 2024 and the comparative period have not been audited by an external auditor.

The Company is listed on the Nasdaq Iceland (“Nasdaq”) and on Euronext Amsterdam (‘‘Euronext’’) exchanges.

2. Base of preparation and use of judgments and estimates

Base of preparation

These Condensed Consolidated Financial Statements of the Company and its subsidiaries are for the six-month period ended 30 June 2024 and have been prepared in accordance with IAS 34 ‘Interim financial reporting’.

The Condensed Consolidated Financial Statements should be read in conjunction with the Group’s Annual Consolidated Financial Statements for the year ended 31 December 2023 issued on 9 May 2024 and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements for the Group for the year ended 31 December 2023 are available upon request from the Company’s registered office at Austurhraun 9, Gardabaer, Iceland or in the registration statement on Form S-4 filed by John Bean Technologies Corporation on June 21, 2024 and available at www.sec.gov.

These Condensed Consolidated Financial Statements do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

9

The Condensed Consolidated Financial Statements have been prepared under the historical cost convention, except for the revaluation of financial assets classified as ‘fair value through other comprehensive income’ or ‘fair value through profit or loss’, which are reported in accordance with the accounting policies set out in note 2 of the Group’s Annual Consolidated Financial Statements for the year ended 31 December 2023.

Items of each entity in the Group, as included in the Condensed Consolidated Financial Statements, are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The Condensed Consolidated Financial Statements are presented in Euro (EUR), which is the Group’s reporting currency.

Accounting policies

The accounting policies applied in these Condensed Consolidated Financial Statements are consistent with those applied and described in the Annual Consolidated Financial Statements for the year ended 31 December 2023 issued on 9 May 2024 and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies have been applied consistently for all periods presented in these Condensed Consolidated Financial Statements.

A number of new and amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new and amended standards as they had no material impact.

Use of judgments and estimates

In preparing these Condensed Consolidated Financial Statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those described in the Group’s Annual Consolidated Financial Statements for the year ended 31 December 2023.

3. JBT Offer

On June 24, 2024, a voluntary takeover offer (the “Offer”) was launched by JBT for all of the issued and outstanding shares of Marel hf. (“Marel”), providing our shareholders until September 2, 2024 to tender the shares, unless such offer period is extended in accordance with the terms of the Transaction Agreement and applicable laws. On August 8, 2024, JBT will hold a special meeting of its stockholders to, among other things, vote on a proposal to approve the issuance of newly and validly issued, fully paid and non-assessable shares of the Company’s common stock (the “JBT Offer Shares”) to Marel shareholders in connection with the JBT-Marel Transaction.

The Offer is based on the terms and conditions set out in an offer document approved by the Icelandic Financial Supervisory Authority of the Central Bank of Iceland and published and dated 24 June 2024. JBT has also issued a prospectus in connection with the offer. The Offer and the prospectus are available on Marel’s and Arion bank’s website.

The JBT-Marel Transaction, is subject to the receipt of the required regulatory approvals and the other customary closing conditions.

In the six-month period ended 30 June 2024, Marel incurred EUR 12.0 million M&A related expenses related to JBT.

10

4. Segment information

Operating segments

As disclosed in the Annual Consolidated Financial Statements for the year ended 31 December 2022, the identified operating segments comprise the four core business segments. These operating segments form the basis for managerial decision taking.

The following summary describes the operations in each of the Group’s reportable segments:

•	Poultry processing: Our poultry full-line product range offers automated in-line solutions, software and services for all stages of processing broilers, turkeys and ducks;

•	Meat processing: Our meat segment is a full line supplier for primary, secondary and further processing equipment, systems, software and services of pork, beef, veal and sheep;

•	Fish processing: Marel provides advanced equipment, systems, software and services for processing salmon and whitefish, both farmed and wild, on-board and ashore;

•	Plant, pet and feed: The plant, pet and feed segment provides solutions and services to the pet food, plant-based protein and aqua feed markets.

•	The ‘Other’ segment includes any revenues, result from operations and assets which do not belong to the four core business segments.

The reporting entities are reporting their revenues per operating segment based on the segment for which the customer is using Marel’s product range. Therefore inter-segment revenues do not exist, only intercompany revenues within the same segment.

Results are monitored and managed at the operating segment level, up to the adjusted result from operations. Adjusted result from operations is used to measure performance as management believes that this information is the most relevant in evaluating the results of the respective Marel segments relative to other entities that operate in the same business segment. Adjusted result from operations is calculated by adjusting result from operations to exclude the impact of PPA related costs (consisting of depreciation and amortization of acquisition related (in)tangible assets) and acquisition related expenses.

The Group’s CEO reviews the internal management reports of each segment on a monthly basis.

Fluctuations between quarters are mainly due to general economic developments, timing of receiving and delivery of orders, margin on projects and business mix. Decisions on tax and financing structures including cash and cash equivalents are taken at a corporate level and are not allocated to the operating segments. The profit or loss per operating segment is the adjusted result from operations; finance costs, taxes and results of associates are reported in the column total.

11

Intercompany transactions are entered at arm’s length terms and conditions comparable to those available to unrelated parties. Information on assets per operating segment is reported; however, decisions on liabilities are taken at a corporate level and as such are not included in this disclosure.

30 June 2024 YTD	Poultry	Meat	Fish	Plant, pet and feed	Other	Total
Revenues	424.6	204.7	82.9	102.5	13.1	827.8
Adjusted result from operations	67.2	(5.3)	(4.5)	13.4	(0.3)	70.5
PPA related charges	(0.2)	(7.3)	(0.8)	(4.9)	(0.4)	(13.6)
M&A related expenses						(12.0)
Restructuring costs						(7.8)
Other						(1.7)
Result from operations						35.4
Net finance costs						(34.0)
Share of result of associates						(0.2)
Profit before income tax						1.2
Income tax expense						(2.3)
Profit (loss) for the period						(1.1)
Assets excluding cash and cash equivalents	883.7	792.5	242.1	552.9	39.8	2,511.0

30 June 2023 YTD	Poultry	Meat	Fish	Plant, pet and feed	Other	Total
Revenues	431.9	220.0	97.8	109.5	10.6	869.8
Adjusted result from operations	66.7	1.1	(6.3)	13.4	(0.9)	74.0
PPA related charges	(0.2)	(7.5)	(0.8)	(18.2)	(0.4)	(27.1)
M&A related expenses						(2.8)
Restructuring costs						(3.9)
Result from operations						40.2
Net finance costs						(24.6)
Share of result of associates						(0.4)
Profit before income tax						15.2
Income tax expense						(3.0)
Profit (loss) for the period						12.2
Assets excluding cash and cash equivalents	940.1	859.7	259.4	536.9	31.5	2,627.6

12

Geographical information

The Group’s operating segments operate in three main geographical areas, although they are managed on a global basis. The Group is domiciled in Iceland.

Assets excluding cash and	30/06	31/12
cash equivalents	2024	2023
Europe, Middle East and Africa[1]	1,725.2	1,739.7
Americas	760.5	763.3
Asia and Oceania	25.3	26.9
Total	2,511.0	2,529.9

[1]	Iceland accounts for EUR 278.2 million (31 December 2023: EUR 276.8 million).

Total assets exclude the Group’s cash pool which the Group manages at a corporate level.

5. Revenues

Revenues

The Group’s revenue is derived from contracts with customers. Within the segments and within the operating companies, Marel is not relying on any individual major customers.

Disaggregation of revenue

In the following table, revenue is disaggregated by primary geographical markets (revenue is allocated based on the country where the customer is located):

Revenue by geographical	HY YTD	HY YTD
markets	2024	2023
Europe, Middle East and Africa[1]	411.3	426.0
Americas	347.3	352.8
Asia and Oceania	69.2	91.0
Total	827.8	869.8

[1]	Iceland accounts for EUR 5.3 million (2023: EUR 6.9 million).

In the following table revenue is disaggregated by equipment revenue (comprised of revenue from greenfield and large projects, standard equipment and modernization equipment) and aftermarket revenue (comprised of maintenance, service and spare parts):

	HY YTD	HY YTD
Revenue by business mix	2024	2023
Equipment revenue	421.1	480.6
Aftermarket revenue	406.7	389.2
Total	827.8	869.8

6. Income tax

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by management’s best estimate of the weighted average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in the interim period. As such, the effective tax rate in the Condensed Consolidated Financial Statements may differ from the effective tax rate for the Annual Consolidated Financial Statements.

13

The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax laws and prior experience.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as shown in the next table.

	HY YTD		HY YTD
Reconciliation of applicable to effective income tax	2024	%	2023	%
Profit before income tax	1.2		15.2
Income tax expense using Icelandic rate	(0.3)	21.0	(3.0)	20.0
Effect of tax rates in other jurisdictions	(0.9)	74.0	(0.7)	4.3
Weighted average applicable tax	(1.2)	95.0	(3.7)	24.3
Foreign exchange effect Iceland	0.1	(8.3)	0.2	(1.3)
Research and development tax incentives	1.7	(141.7)	1.9	(12.5)
Other permanent differences	(2.8)	233.3	(0.6)	3.9
(Impairment)/reversal of tax losses	(0.6)	50.0	(0.5)	3.3
Others	0.5	(41.7)	(0.3)	2.2
Tax charge included in the Consolidated Statement of Income	(2.3)	186.6	(3.0)	19.9

7. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to Shareholders by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares.

Basic earnings per share	HY YTD	HY YTD
(EUR cent per share)	2024	2023
Net result attributable to Shareholders (EUR millions)	(1.1)	12.2
Weighted average number of outstanding shares issued (millions)	754.0	753.1
Basic earnings per share (EUR cent per share)	(0.15)	1.62

The diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has one category of dilutive potential ordinary shares: stock options. For the stock options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options.

14

Diluted earnings per share	HY YTD	HY YTD
(EUR cent per share)	2024	2023
Net result attributable to Shareholders (EUR millions)	(1.1)	12.2
Weighted average number of outstanding shares issued (millions)	754.0	753.1
Adjustments for stock options (millions)	0.0	0.9
Weighted average number of outstanding shares for diluted earnings per share (millions)	754.0	754.0
Diluted earnings per share (EUR cent per share)	(0.15)	1.62

8. Property, plant and equipment

	Land & buildings	Plant & machinery	Vehicles & equipment	Under con- struction	Total
At 1 January 2024
Cost	315.0	185.5	77.8	30.1	608.4
Accumulated depreciation	(93.6)	(110.4)	(58.6)	—	(262.6)
Net book value	221.4	75.1	19.2	30.1	345.8
Six months ended 30 June 2024
Opening net book value	221.4	75.1	19.2	30.1	345.8
Divestments	—	—	(0.6)	—	(0.6)
Effect of movements in exchange rates	(0.1)	(0.0)	(0.2)	(0.0)	(0.3)
Additions	0.5	3.0	1.9	2.9	8.3
Transfer between categories	18.8	6.3	2.7	(27.8)	—
Depreciation	(4.7)	(6.8)	(2.7)	—	(14.2)
Closing net book value	235.9	77.6	20.3	5.2	339.0
At 30 June 2024
Cost	333.9	194.2	81.4	5.2	614.7
Accumulated depreciation	(98.0)	(116.6)	(61.1)	—	(275.7)
Net book value	235.9	77.6	20.3	5.2	339.0

15

9. Goodwill and intangible assets

	Goodwill	Technology & development costs	Customer relations, patents & trademarks	Other intangibles	Total intangible assets
At 1 January 2024
Cost	859.0	487.5	385.4	109.0	981.9
Accumulated amortization	—	(231.6)	(121.0)	(88.1)	(440.7)
Net book value	859.0	255.9	264.4	20.9	541.2
Six months ended 30 June 2024
Opening net book value	859.0	255.9	264.4	20.9	541.2
Effect of movements in exchange rates	4.6	2.5	3.4	0.0	5.9
Additions	—	9.2	—	3.9	13.1
Impairment charge	—	(1.7)	—	—	(1.7)
Amortization	—	(10.9)	(9.5)	(3.2)	(23.6)
Closing net book value	863.6	255.0	258.3	21.6	534.9
At 30 June 2024
Cost	863.6	498.5	390.0	112.9	1,001.4
Accumulated amortization	—	(243.5)	(131.7)	(91.3)	(466.5)
Net book value	863.6	255.0	258.3	21.6	534.9

10. Equity

Dividends

In March 2024, a dividend of EUR 6.2 million (EUR 0.82 cents per share) was declared to the shareholders for the operational year 2023. This corresponds to approximately 20% of net result for the operational year 2023 (in 2023, a dividend of EUR 11.7 million (EUR 1.56 cents per share) was declared and paid for the operational year 2022). The dividend was fully paid in Q2 2024.

16

11. Borrowings and lease liabilities

Borrowings and lease	30/06	31/12
liabilities	2024	2023
Borrowings	843.7	819.8
Lease liabilities	29.1	29.8
Non-current	872.8	849.6
Borrowings	0.0	0.0
Lease liabilities	11.0	11.2
Current	11.0	11.2
Total	883.8	860.8
Borrowings	843.7	819.8
Lease liabilities	40.1	41.0
Total	883.8	860.8

The Group loan agreements contain restrictive covenants, relating to interest cover and leverage. At 30 June 2024 and 31 December 2023 the Group complies with all restrictive covenants.

The Group has the following headroom in committed facilities:

	30/06	31/12
Available headroom	2024	2023
Expiring within one year	—	—
Expiring beyond one year	297.8	313.7
Total	297.8	313.7

12. Financial instruments and risks

Fair value versus carrying amount

The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making measurements:

Level 1

The fair value of financial instruments traded in an active market is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price.

Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each reporting date. These valuation techniques are based on observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Derivatives are valued by an independent third party based on market conditions, which takes into account credit value adjustment and debit value adjustment corrections.

17

Level 3

Valuation techniques using significant unobservable inputs.

Fair value of financial assets and liabilities	Carrying amount	Fair value	Level 1	Level 2	Level 3
At 30 June 2024
Cash and cash equivalents	29.7	29.7	—	—	—
Trade receivables, other receivables and prepayments	298.1	298.1	—	—	—
Other non-current financial assets	3.7	3.7	—	—	3.7
Interest rate swaps	1.6	1.6	—	1.6	—
Forward exchange contracts	2.1	2.1	—	2.1	—
Subtotal financial assets	335.2	335.2	—	3.7	3.7
Interest rate swaps	(0.3)	(0.3)	—	(0.3)	—
Forward exchange contracts	(1.1)	(1.1)	—	(1.1)	—
Borrowings	(843.7)	(843.7)	—	—	—
Trade and other payables	(291.5)	(291.5)	—	—	—
Subtotal financial liabilities	(1,136.6)	(1,136.6)	—	(1.4)	—
Total	(801.4)	(801.4)	—	2.3	3.7

Fair value of financial assets and liabilities	Carrying amount	Fair value	Level 1	Level 2	Level 3
At 31 December 2023
Cash and cash equivalents	69.9	69.9	—	—	—
Trade receivables, other receivables and prepayments	301.1	301.1	—	—	—
Other non-current financial assets	3.5	3.5	—	—	3.5
Interest rate swaps	0.6	0.6	—	0.6	—
Forward exchange contracts	1.1	1.1		1.1	—
Subtotal financial assets	376.2	376.2	—	1.7	3.5
Interest rate swaps	(3.4)	(3.4)	—	(3.4)	—
Forward exchange contracts	(0.6)	(0.6)	—	(0.6)	—
Borrowings	(819.8)	(819.8)	—	—	—
Trade and other payables	(293.1)	(293.1)	—	—	—
Subtotal financial liabilities	(1,116.9)	(1,116.9)	—	(4.0)	—
Total	(740.7)	(740.7)	—	(2.3)	3.5

The tables above show the carrying amounts and the estimated fair values of financial assets and liabilities, including their levels in the fair value hierarchy.

The carrying amount of cash and cash equivalents, trade receivables, other receivables and prepayments, trade and other payables approximate their fair values because of the short-term nature of these instruments. The fair value of borrowings approximate their carrying amount based on the nature of these borrowings (including maturity and interest conditions).

During the year there were no material transfers between individual levels of the fair value hierarchy.

18

13. Contingencies

Contingent liabilities

At 30 June 2024 the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise. In the ordinary course of business the Group has given guarantees amounting to EUR 21.7 million (31 December 2023: EUR 26.2 million) to third parties.

Legal proceedings

As part of doing business and acquisitions the Group is involved in claims and litigations, under such indemnities and guarantees. These claims are pending and all are contested. Provisions are recognized when an outflow of economic benefits for settlement is probable and the amount can be estimated reliably. It should be understood that, in light of possible future developments, such as (a) potential additional lawsuits, (b) possible future settlements, and (c) rulings or judgments in pending lawsuits, certain cases may result in additional liabilities and related costs.

At this point in time, Marel cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts with sufficient certainty to allow such amount or range of amounts to be meaningful. Moreover, if and to the extent that the contingent liabilities materialize, they are often resolved over a number of years and the timing of such payments cannot be predicted with confidence. While the outcome of said cases, claims and disputes cannot be predicted with certainty, we believe, based upon legal advice and information received, that the final outcome will not materially affect our consolidated financial position but could be material to our results of operations or cash flows in any one accounting period.

Environmental remediation

The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of certain incidents on the environment.

14. Related party transactions

At 30 June 2024 and 31 December 2023 there are no loans to the members of the Board of Directors and the CEO. In addition, there were no transactions carried out (purchases of goods and services) between the Group and members of the Board of Directors nor the CEO in the years ended 30 June 2024 and 2023.

15. Subsequent events

No significant events have taken place since the reporting date, 30 June 2024.

19

Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On April 4, 2024, John Bean Technologies Corporation (“JBT”) entered into the transaction agreement (the “Transaction Agreement”) with John Bean Technologies Europe B.V., a subsidiary of JBT (the “Offeror”), and Marel hf. (“Marel”), pursuant to which, among other things, the parties have agreed to bring about a business combination of JBT, Marel and their respective subsidiaries by way of the Offeror making a voluntary public takeover offer (the “Offer”) to Marel’s shareholders (the “Marel Shareholders”) to acquire all of the issued and outstanding ordinary shares, nominal value ISK 1 per share, of Marel (the “Marel Shares”), not including any treasury shares held by Marel. Please see the sections titled “The Transaction” and “The Transaction Agreement” in the proxy statement/prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 25, 2024 (the “Proxy Statement/Prospectus”), forming part of the Registration Statement on Form S-4, initially filed by JBT on May 15, 2024 and declared effective on June 25, 2024, for a description of the transactions contemplated by the Transaction Agreement (the “Transaction”) and the Transaction Agreement.

This unaudited pro forma condensed combined financial information has been prepared to illustrate the estimated effect of the Transaction and the Transaction Financing (as defined below). Such information is based on the following historical consolidated financial statements of JBT and Marel, as adjusted to give effect to the Transaction and the Transaction Financing:

•

the separate audited consolidated financial statements of JBT as of and for the fiscal year ended December 31, 2023, and the related notes, included in JBT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023;

•

the separate unaudited condensed consolidated interim financial statements of JBT as of and for the six months ended June 30, 2024, and the related notes, included in JBT’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024;

•	the separate audited consolidated financial statements of Marel as of and for the fiscal year ended December 31, 2023, and the related notes, previously included in the Proxy Statement/Prospectus; and

•

the separate unaudited condensed consolidated interim financial statements of Marel as of and for the six months ended June 30, 2024, and the related notes, filed as Exhibit 99.1 to the accompanying Current Report on Form 8-K.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 gives effect to the Transaction as if it had occurred or become effective on June 30, 2024. The unaudited pro forma condensed combined statements of income for the six months ended June 30, 2024 and the fiscal year ended December 31, 2023 give effect to the Transaction and the Transaction Financing as if it had occurred or become effective on January 1, 2023.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and should be read together with the accompanying notes. Such notes describe the assumptions and estimates related to the adjustments to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information should be read in conjunction with the separate respective audited consolidated financial statements of JBT and Marel along with the Proxy Statement/Prospectus.

Description of the Transaction

On June 24, 2024, the Offeror launched a voluntary public takeover offer to Marel Shareholders to acquire all of the issued and outstanding Marel Shares, not including any treasury shares held by Marel. The Offer is conditioned upon, among other things, the Offer having been validly accepted by eligible Marel Shareholders representing (when taken together with any Marel Shares acquired or agreed to be acquired by the Offeror other than through the Offer in accordance with applicable law) at least 90% (or, in the Offeror’s sole discretion, a lower percentage, not to be reduced below 80% without Marel’s consent) of the issued and outstanding share capital and voting rights of Marel (excluding Marel Shares owned by any of Marel’s subsidiaries) as of the time at which the Offeror accepts for exchange, and exchanges, all of the Marel Shares validly tendered and not validly withdrawn (the “Offer Closing Time”) and such acceptances not being withdrawn or subject to any third party consents in respect of pledges or other rights (the “Minimum Acceptance Condition”). If, immediately following the Offer Closing Time, the Offeror owns at least 90% of the issued and outstanding Marel Shares, to the extent permitted by applicable law, within three months of the Offer Closing Time, the Offeror (or a permitted assignee of the Offeror) will redeem any Marel Shares not exchanged in the Offer pursuant to Article 110 of the Icelandic Takeovers Act no. 108/2007, as amended, by way of a compulsory purchase (the “Squeeze-Out”) for, at the election of the Marel Shareholders and subject to certain proration provisions, as applicable, either shares of JBT common stock, par value $0.01 per share (the “JBT Shares”), to be issued in the Offer as consideration to Marel Shareholders (the “JBT Offer Shares”), cash or a mix of JBT Offer Shares and cash (or, for those Marel Shareholders who do not make an election, a mix of JBT Offer Shares and cash in the same proportion as the average mix of the Offer). The Squeeze-Out would eliminate any minority shareholder interests in Marel remaining after the Offer Closing Time. If, immediately following the Offer Closing Time, the Offeror owns less than 90% of the issued and outstanding Marel Shares, then the Offeror may initiate a merger between the Offeror (or a wholly owned subsidiary thereof) and Marel in accordance with Article 119 of the Icelandic Act on Public Limited Companies, No. 2/1995 or other applicable law (the “Merger”). The unaudited pro forma condensed combined financial information assumes that all of the issued and outstanding Marel Shares (not including any treasury shares held by Marel) are validly tendered and accepted in the Offer and no Squeeze-Out or Merger is conducted.

In the Offer, Marel Shareholders may exchange each Marel Share, at their election, for (i) cash consideration in the amount of EUR 3.60, (ii) stock consideration consisting of 0.0407 newly and validly issued, fully paid and non-assessable JBT Offer Shares or (iii) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 newly and validly issued, fully paid and non-assessable JBT Offer Shares. Elections will be subject to a proration process, as applicable, as described in the Proxy Statement/Prospectus, such that the Marel Shareholders immediately prior to the closing of the Offer will receive an aggregate of approximately EUR 950 million in cash and approximately a 38% interest in the combined company. The estimated purchase price reflected in the unaudited pro forma condensed combined financial information assumes that all of the issued and outstanding Marel Shares (not including any treasury shares held by Marel) are validly tendered and accepted in the Offer.

In connection with the Transaction, JBT anticipates that the Marel Shares will be delisted from Nasdaq Iceland hf. (“Nasdaq Iceland”) and Euronext Amsterdam N.V. The JBT Shares will remain listed on the New York Stock Exchange upon completion of the Transaction under the symbol “JBT,” and JBT intends to submit a listing application to Nasdaq Iceland to list the JBT Offer Shares on Nasdaq Iceland under a ticker symbol to be determined prior to the closing of the Offer.

At the Offer Closing Time, each stock option with respect to Marel Shares (a “Marel Stock Option”) that was granted prior to the date of the Transaction Agreement and remains outstanding as of immediately prior to the Offer Closing Time with an exercise price per share less than the volume-weighted average trading price of a Marel Share on the last trading day immediately prior to the date on which settlement of the Offer is made (the “Marel Closing Price”), whether vested or unvested, will automatically be cancelled and converted into the right to receive an amount in cash (without interest and subject to applicable withholding taxes) equal to the product of (i) the number of Marel Shares subject to such Marel Stock Option as of immediately prior to the Offer Closing Time and (ii) the excess, if any, of the Marel Closing Price over the exercise price per share of such Marel Stock Option. Each Marel Stock Option with an exercise price per share equal to or greater than the Marel Closing Price will be cancelled without any cash payment being made in respect thereof.

Any Marel Stock Option that is granted from and after April 4, 2024 or any other equity-based compensation award granted by Marel from or after such date (a “Marel Interim Period Award”) will not vest by virtue of the occurrence of the Offer Closing Time. At the Offer Closing Time, each Marel Interim Period Award will cease to represent an award with respect to Marel Shares and be automatically converted into an award with respect to JBT Shares of comparable value and in such form as determined by JBT in good faith consultation with Marel. Immediately following the Offer Closing Time, each such converted award will continue to be governed by the same terms and conditions regarding vesting and forfeiture as were applicable to the corresponding Marel Interim Period Award immediately prior to the Offer Closing Time. As of the date of this unaudited pro forma condensed combined financial information, no Marel Interim Period Awards have been granted.

In connection with the Transaction, on April 4, 2024, JBT entered into the Bridge Credit Agreement, dated as of April 4, 2024, by and among JBT, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, Wells Fargo Bank, National Association, as syndication agent, and Goldman Sachs Bank USA and Wells Fargo Securities, LLC, as joint bookrunners and lead arrangers (the “Bridge Credit Agreement”). If drawn, loans under the Bridge Credit Agreement accrue interest at the Euro Interbank Offered Rate (“EURIBOR”) plus 2.25% per annum, increasing by 0.50% per annum at the end of the first 90 day period after the initial borrowing date and by an additional 0.50% per annum at the end of each 90 day period thereafter until the maturity date of the Bridge Credit Agreement. Any such drawn amounts and the amount of the undrawn and available commitments are also subject to a duration fee that accrues daily at a rate of 0.75% for the period of time from 90 days after the initial borrowing date until the 180th day after the initial borrowing date, 1.00% for the period of time from 180 days after the initial borrowing date until the 270th day after the initial borrowing date and 1.25% for the period of time from 270 days after the initial borrowing date until the maturity date of the Bridge Credit Agreement. JBT may voluntarily prepay the Bridge Credit Agreement, if drawn, at any time without premium or penalty.

On May 17, 2024, JBT, the Offeror, the subsidiary guarantors party thereto, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, entered into that certain Second Amendment to the Credit Agreement, which, among other things, (i) amends certain of the negative and financial covenants in the Amended and Restated Credit Agreement, dated as of December 14, 2021, by and among JBT, Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto, as amended by that certain First Amendment to Amended and Restated Credit Agreement, dated as of May 9, 2023 (the “Credit Agreement”), and (ii) expressly permits the Transaction.

JBT plans to fund the cash portion of the Transaction through a combination of (i) cash on hand, (ii) availability under JBT’s existing revolving credit facility under the Credit Agreement (the “Existing JBT Revolving Credit Facility”), as amended, and the Bridge Credit Agreement, (iii) new debt financing or (iv) any combination of the foregoing. JBT intends to borrow up to approximately $1.7 billion that, together with cash on hand, will be used to (a) pay the cash consideration in the Offer, (b) repay certain existing indebtedness of Marel and (c) pay transaction costs (collectively, the “Transaction Financing”). The timing and form of borrowings is currently unknown but may include a draw down on the Existing JBT Revolving Credit Facility, the incurrence of indebtedness through the issuance of secured and/or unsecured financing, and/or a short-term bridge loan facility. Since terms of the Transaction Financing are currently unavailable, the unaudited pro forma condensed combined financial information is prepared using the terms of the Bridge Credit Agreement, as further discussed in Note 6.

These assumptions and expectations are subject to change, and the debt issuance costs to be incurred and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the closing and inputs to interest rate determination on debt instruments issued.

Accounting for the Transaction

The unaudited pro forma condensed combined financial information has been prepared by JBT using the acquisition method of accounting, with JBT as the acquirer for accounting purposes. For purposes of the unaudited pro forma condensed combined financial information, the applicable historical financial statements of Marel have been reclassified to align to the financial statement presentation of JBT, translated into U.S. dollars, and preliminarily adjusted for differences between International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IASB,” and such reporting standards, “IFRS”) and JBT’s accounting policies, which reflect accounting principles generally accepted in the United States of America (“GAAP”), for material accounting policy differences identified to date. Further, the unaudited pro forma condensed combined financial information includes transaction accounting adjustments which are necessary to account for the Transaction in accordance with GAAP and adjustments to reflect the Transaction Financing. The unaudited pro forma adjustments are based upon certain assumptions that JBT’s management believes are reasonable and currently available information.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of results that would have occurred had the Transaction been completed as of the dates indicated above. In addition, the unaudited pro forma condensed combined financial information does not purport to be indicative of the future financial position or operating results of the combined operations and does not reflect the costs of any integration activities nor any benefits that may result from realization of future cost savings from operating efficiencies or revenue or other synergies expected to result from the Transaction.

The valuations of the assets acquired and liabilities assumed are preliminary and have not been finalized. JBT intends to finalize valuations and other studies upon completion of the Transaction and will finalize the purchase price allocation as soon as practicable within the measurement period, but in no event later than one year following the closing date of the Transaction. The assets and liabilities of Marel have been measured based on various preliminary estimates using assumptions that JBT management believes are reasonable and based on currently available information. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing this unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final purchase accounting will occur, and the final purchase accounting could be materially different from the preliminary estimates used to prepare the accompanying unaudited pro forma condensed combined financial information and could have a material impact on the combined company’s future results of operations and financial position.

JOHN BEAN TECHNOLOGIES CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2024

(In millions)	Historical JBT	Historical Marel (IFRS) Adjusted for Reclassifications	IFRS to GAAP Adjustments		Transaction Accounting Adjustments		Transaction Financing Adjustments		Pro Forma Combined
Assets:		Note 2	Note 3		Note 5		Note 6
Current Assets:
Cash and cash equivalents	$474.3	$31.8			$(2,032.6)	5(a)	$1,626.5	6(a)	$100.0
Trade receivables, net of allowances	228.4	224.0			—				452.4
Contract assets	83.1	40.1			—				123.2
Inventories	258.7	365.3			35.0	5(b)			659.0
Other current assets	80.9	104.0	7.7	3(c)	—				192.6

Total current assets	1,125.4	765.2	7.7		(1,997.6)		1,626.5		1,527.2
Property, plant and equipment, net	242.0	363.1			159.9	5(c)			765.0
Goodwill	774.3	925.0			403.1	5(e)			2,102.4
Intangible assets, net	364.7	549.9	(109.3)	3(a)	1,709.4	5(d)			2,514.7
Other assets	183.7	118.2	(7.7)	3(c)	(24.8)	5(f)	(5.9)	6(b)	263.5

Total assets	$2,690.1	$2,721.4	$(109.3)		$250.0		$1,620.6		$7,172.8

Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable, trade and other	135.6	149.7			—				285.3
Advance and progress payments	150.1	240.8			—				390.9
Accrued payroll	41.0	99.5			—				140.5
Other current liabilities	116.2	75.8			3.3	5(g)	(5.9)	6(b)	189.4

Total current liabilities	442.9	565.8	—		3.3		(5.9)		1,006.1
Long-term debt	647.6	903.7			(903.7)	5(h)	1,626.5	6(a)	2,274.1
Accrued pension and other postretirement benefits, less current portion	22.0	—			—				22.0
Other liabilities	58.8	132.6	(27.3)	3(a)	475.8	5(i)			639.9
Stockholders’ Equity:
Common stock and additional paid-in capital	226.0	476.1			1,309.9	5(j)			2,012.0
Retained earnings	1,510.6	680.7	(82.0)	3(a)	(672.8)	5(j)			1,436.5
Accumulated other comprehensive loss	(217.8)	(37.5)			37.5	5(j)			(217.8)

Total stockholders’ equity	1,518.8	1,119.3	(82.0)		674.6		—		3,230.7

Total Liabilities and Stockholders’ Equity	$2,690.1	$2,721.4	$(109.3)		$250.0		$1,620.6		$7,172.8

JOHN BEAN TECHNOLOGIES CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Six months ended June 30, 2024

(In millions, except per share data)	Historical JBT	Historical Marel (IFRS) Adjusted For Reclassifications	IFRS to GAAP Adjustments		Transaction Accounting Adjustments		Transaction Financing Adjustments		Pro Forma Combined
		Note 2	Note 3		Note 5		Note 6
Revenue	$794.6	$895.1							$1,689.7
Operating expenses:
Cost of products	511.1	568.6	—	3(b)	8.4	5(k)			1,088.1
Selling, general and administrative expense	226.3	281.6	0.8	3(a)(b)	22.3	5(l)			531.0
Restructuring expense	1.3	6.6							7.9

Operating income	55.9	38.3	(0.8)		(30.7)		—		62.7
Pension expense, other than service cost	2.0	—							2.0
Interest expense, net	(4.4)	36.8	(0.8)	3(b)	(27.7)	5(m)	63.0	6(c)	66.9

Income (loss) from continuing operations before income taxes	58.3	1.5	—		(3.0)		(63.0)		(6.2)
Income tax provision	4.8	2.5	—	5(n)	(0.8)	5(n)	(15.8)	6(d)	(9.3)

Equity in net earnings of unconsolidated affiliate	(0.1)	(0.2)							(0.3)

Net income (loss) from continuing operations	$53.4	$(1.2)	$—		$(2.2)		$(47.2)		$2.8

Basic earnings per share from continuing operations	$1.67	$0.00							$0.05
Diluted earnings per share from continuing operations	$1.66	$0.00							$0.05
Shares used in computing basic earnings per share	32.0	754.0							52.0
Shares used in computing diluted earnings per share	32.2	754.0							52.1

JOHN BEAN TECHNOLOGIES CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year ended December 31, 2023

(In millions, except per share data)	Historical JBT	Historical Marel (IFRS) Adjusted For Reclassifications	IFRS to GAAP Adjustments		Transaction Accounting Adjustments		Transaction Financing Adjustments		Pro Forma Combined
		Note 2	Note 3		Note 5		Note 6
Revenue	$1,664.4	$1,879.1							$3,543.5
Operating expenses:
Cost of products	1,078.7	1,225.9	0.1	3(b)	52.4	5(k)			2,357.1
Selling, general and administrative expense	409.6	541.6	12.4	3(a)(b)	115.7	5(l)			1,079.3
Restructuring expense	11.4	9.4							20.8

Operating income	164.7	102.2	(12.5)		(168.1)		—		86.3
Pension expense, other than service cost	0.7	—							0.7
Interest expense, net	10.9	62.3	(1.5)	3(b)	(51.7)	5(m)	184.1	6(c)	204.1

Income (loss) from continuing operations before income taxes	153.1	39.9	(11.0)		(116.4)		(184.1)		(118.5)
Income tax provision	23.5	5.6	(2.8)	5(n)	(20.2)	5(n)	(46.0)	6(d)	(39.9)
Equity in net earnings of unconsolidated affiliate	(0.3)	(0.5)							(0.8)

Net income (loss) from continuing operations	$129.3	$33.8	$(8.2)		$(96.2)		$(138.1)		$(79.4)

Basic earnings per share from continuing operations	$4.04	$0.04							$(1.53)
Diluted earnings per share from continuing operations	$4.02	$0.04							$(1.53)
Shares used in computing basic earnings per share	32.0	753.5							51.9
Shares used in computing diluted earnings per share	32.1	754.0							51.9

Note 1. Basis of Presentation

The unaudited pro forma condensed combined financial information and accompanying notes are prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of June 30, 2024 gives effect to the Transaction and the Transaction Financing as if they had been consummated on June 30, 2024. The unaudited pro forma condensed combined statements of income give effect to the Transaction and the Transaction Financing as if they had been consummated on January 1, 2023, the first day of JBT’s fiscal year.

The historical audited financial statements of JBT are prepared in accordance with GAAP and are reported in U.S. dollars. The historical audited financial statements of Marel are prepared in accordance with IFRS as issued by the IASB and are reported in Euro. For purposes of the unaudited pro forma condensed combined financial information, Marel’s historical unaudited consolidated statement of financial position as of June 30, 2024 was translated using the spot rate on June 30, 2024 (1.0711 $/€). Marel’s historical unaudited consolidated statement of income for the six months ended June 30, 2024 was translated using the average exchange rate for the six months ended June 30, 2024 (1.0813 $/€). Marel’s historical consolidated statement of income for the year ended December 31, 2023 was translated using the average exchange rate for the year ended December 31, 2023 (1.0916 $/€).

For purposes of the unaudited pro forma condensed combined financial information, the historical financial information of Marel has been reclassified to conform to JBT’s financial statement presentation, converted from IFRS to GAAP, and compiled in a manner consistent with the accounting policies adopted by JBT as set forth in its audited historical financial statements. These adjustments are described further in the following notes. JBT is currently in the process of evaluating Marel’s accounting policies and converting Marel’s financials to GAAP, which will be finalized upon completion of the Transaction, or as more information becomes available. As a result of that review, additional differences could be identified between the accounting policies of the two companies.

The Transaction will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805. JBT has been deemed the acquirer for accounting purposes and has therefore estimated the fair value of Marel’s assets acquired and liabilities assumed using the fair value concepts defined in ASC 820, Fair Value Measurement. In identifying JBT as the acquiring entity, management reviewed the proposed composition of the combined company’s board of directors, a majority of whom will be existing directors of JBT, the entity issuing the shares and cash to be used as Transaction consideration, the designation of JBT’s President and Chief Executive Officer as the Chief Executive Officer of the combined company, as well as the fact that JBT’s existing shareholders will own the majority of the combined company after completion of the Transaction.

Under ASC 805, all assets acquired and liabilities assumed in a business combination are recognized and measured at their assumed acquisition date fair value, while transaction costs associated with the business combination are expensed as incurred. The excess of the Transaction consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The allocation of the aggregate Transaction consideration depends upon certain estimates and assumptions, all of which are preliminary. The allocation of the aggregate Transaction consideration has been made for the purpose of developing the unaudited pro forma condensed combined financial information. The final determination of fair values of assets acquired and liabilities assumed in the Transaction could differ materially from the preliminary allocation of aggregate Transaction consideration. The final valuation will be based on the actual net tangible and intangible assets of Marel existing at the acquisition date.

The unaudited pro forma condensed combined financial information does not reflect any expected cost savings, operating synergies or revenue enhancements that the combined entity may achieve as a result of the Transaction or any acquisition and integration costs that may be incurred. Management is not aware of any material transactions between JBT and Marel during the periods presented. Accordingly, adjustments to eliminate transactions between JBT and Marel have not been reflected in the unaudited pro forma condensed combined financial information.

Note 2. Reclassifications

Marel’s historical balances were derived from Marel’s historical financial statements described above and are presented under IFRS and converted from Euro to U.S. dollars based on the historical exchange rates presented above in Note 1.

During the preparation of the unaudited pro forma condensed combined financial information, JBT performed a preliminary review of Marel’s financial information to identify differences in financial statement presentation as compared to the presentation of JBT. Based on the information currently available, certain reclassifications have been made to Marel’s historical financial statements to conform to JBT’s presentation. Upon consummation of the Transaction, further review of Marel’s financial statements may result in additional reclassifications, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.

Refer to the table below for a preliminary reconciliation of the historical financial information of Marel to JBT’s presentation:

Balance Sheet Information as of June 30, 2024
Marel Financial Statement Line	Marel Historical Amount	Marel Historical Amount	Reclassification		Marel Historical Reclassified Amount	JBT Financial Statement Line
(in millions)	EUR	USD
Assets						Assets
Property, plant and equipment	€339.0	$363.1			$363.1	Property, plant and equipment, net
Right of use assets	37.2	39.8			39.8	Other assets
Goodwill	863.6	925.0			925.0	Goodwill
Intangible assets	534.9	573.0	(23.1)	(a)	549.9	Intangible assets, net
			23.1	(a)	23.1	Other assets
Investments in associates	3.6	3.9			3.9	Other assets
Other non-current financial assets	3.7	4.0			4.0	Other assets
Derivative financial instruments	1.6	1.7			1.7	Other assets
Deferred income tax assets	42.7	45.7			45.7	Other assets

Non-current assets	1,826.3	1,956.2	—		1,956.2
Inventories	341.0	365.3			365.3	Inventories
Contract assets	35.2	37.7	2.4	(b)	40.1	Contract assets
Trade receivables	209.1	224.0			224.0	Trade receivables, net of allowances
Derivative financial instruments	2.1	2.2			2.2	Other current assets
Current income tax receivables	8.3	8.9			8.9	Other current assets
Other receivables and prepayments	89.0	95.3	(2.4)	(b)	92.9	Other current assets
Cash and cash equivalents	29.7	31.8			31.8	Cash and cash equivalents

Current assets	714.4	765.2			765.2	Current Assets

Total assets	€2,540.7	$2,721.4	$—		$2,721.4	Total Assets

Balance Sheet Information as of June 30, 2024
Marel Financial Statement Line	Marel Historical Amount	Marel Historical Amount	Reclassification		Marel Historical Reclassified Amount	JBT Financial Statement Line
(in millions)	EUR	USD
Equity and liabilities						Liabilities and Stockholders’ Equity
Share capital	€6.7	$7.2			$7.2	Common stock and additional paid-in capital
Share premium reserve	437.8	468.9			468.9	Common stock and additional paid-in capital
Other reserves	(35.0)	(37.5)			(37.5)	Accumulated other comprehensive loss
Retained earnings	635.5	680.7			680.7	Retained earnings

Total shareholders’ equity	1,045.0	1,119.3	—		1,119.3	Total stockholders’ equity

Liabilities
Borrowings	843.7	903.7			903.7	Long-term debt
Lease liabilities	29.1	31.2			31.2	Other liabilities
Deferred income tax liabilities	86.1	92.2			92.2	Other liabilities
Provisions	5.6	6.0			6.0	Other liabilities
Other payables	2.7	2.9			2.9	Other liabilities
Derivative financial instruments	0.3	0.3			0.3	Other liabilities

Non-current liabilities	967.5	1,036.3	—		1,036.3
Contract liabilities	216.6	232.0			232.0	Advance and progress payments
Trade and other payables	288.8	309.3	(159.6)	(c)	149.7	Accounts payable, trade and other
			8.8	(c)	8.8	Advance and progress payments
			99.5	(c)	99.5	Accrued payroll
			51.3	(c)	51.3	Other current liabilities
Derivative financial instruments	1.1	1.2			1.2	Other current liabilities
Current income tax liabilities	—	—			—	Other current liabilities
Lease liabilities	11.0	11.8			11.8	Other current liabilities
Provisions	10.7	11.5			11.5	Other current liabilities
Current liabilities	528.2	565.8	—		565.8	Total current liabilities

Total liabilities	1,495.7	1,602.1	—		1,602.1

Total equity and liabilities	€2,540.7	$2,721.4	$—		$2,721.4	Total Liabilities and Stockholders’ Equity

(a)	Reclassification of historical Marel capitalized software costs that are presented within Other assets by JBT.
(b)	Reclassification of historical Marel unbilled revenue that is presented within Contract assets by JBT.
(c)	Reclassification of historical Marel trade and other payables to align with JBT’s chart of accounts.

Statement of Income Information for the six months ended June 30, 2024
Marel Financial Statement Line	Marel Historical Amount	Marel Historical Amount	Reclassification		Marel Historical Reclassified Amount	JBT Financial Statement Line
(in millions)	EUR	USD
Revenues	€827.8	$895.1			$895.1	Revenue
Cost of sales	(526.7)	(569.5)	0.9	(a)	(568.6)	Cost of products

Gross profit	301.1	325.6	0.9		326.5
Selling and marketing expense	(129.7)	(140.2)	0.9	(a)	(139.3)	Selling, general and administrative expense
General and administrative expense	(74.7)	(80.8)	2.4	(a)	(78.4)	Selling, general and administrative expense
Research and development expenses	(61.3)	(66.3)	2.4	(a)	(63.9)	Selling, general and administrative expense
			(6.6)	(a)	(6.6)	Restructuring expense

Result from operations	35.4	38.3	—		38.3	Operating Income
Finance costs	(35.2)	(38.1)			(38.1)	Interest expense, net
Finance income	1.2	1.3			1.3	Interest expense, net

Net finance costs	(34.0)	(36.8)	—		(36.8)
Share of result of associates	(0.2)	(0.2)			(0.2)	Equity in net earnings of unconsolidated affiliate

Result before income tax	1.2	1.3	—		1.3	Income from continuing operations before income taxes
Income tax	(2.3)	(2.5)			(2.5)	Income tax provision

Net result	€(1.1)	$(1.2)	$—		$(1.2)	Net income from continuing operations

(a)	Reclassification of Marel restructuring costs to restructuring expense as presented by JBT.

Statement of Income Information for the year ended December 31, 2023
Marel Financial Statement Line	Marel Historical Amount	Marel Historical Amount	Reclassification		Marel Historical Reclassified Amount	JBT Financial Statement Line
(in millions)	EUR	USD
Revenues	€1,721.4	$1,879.1			$1,879.1	Revenue
Cost of sales	(1,125.0)	(1,228.1)	2.2	(a)	(1,225.9)	Cost of products

Gross profit	596.4	651.0	2.2		653.2
Selling and marketing expense	(249.1)	(271.9)	2.6	(a)	(269.3)	Selling, general and administrative expense
General and administrative expense	(134.4)	(146.7)	2.0	(a)	(144.7)	Selling, general and administrative expense
Research and development expenses	(119.3)	(130.2)	2.6	(a)	(127.6)	Selling, general and administrative expense
			(9.4)	(a)	(9.4)	Restructuring expense

Result from operations	93.6	102.2	—		102.2	Operating Income
Finance costs	(57.4)	(62.7)			(62.7)	Interest expense, net
Finance income	0.4	0.4			0.4	Interest expense, net

Net finance costs	(57.0)	(62.3)	—		(62.3)
Share of result of associates	(0.5)	(0.5)			(0.5)	Equity in net earnings of unconsolidated affiliate

Result before income tax	36.1	39.4	—		39.4	Income from continuing operations before income taxes

Income tax	(5.1)	(5.6)			(5.6)	Income tax provision

Net result	€31.0	$33.8	$—		$33.8	Net income from continuing operations

(a)	Reclassification of Marel restructuring costs to restructuring expense as presented by JBT.

Note 3. IFRS to GAAP and Policy Adjustments

The historical consolidated financial information of Marel has been converted from IFRS to GAAP, applying JBT’s GAAP accounting policies.

Based on a preliminary review performed by JBT of Marel’s financial information, the following adjustments have been made to reflect Marel’s historical consolidated statement of financial position and consolidated income statement on a GAAP basis for the purposes of the unaudited pro forma condensed combined financial information. At this time, JBT is not aware of any accounting policy differences that would have a material impact on the pro forma condensed combined financial information that are not reflected in the pro forma adjustments. Following the transaction, JBT will finalize the review of accounting policies and IFRS to GAAP adjustments, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.

a.

Product development expenditures. Marel incurs expenses as part of development projects relating to the design and testing of new and or improved products which are capitalized as intangible assets under IFRS. Under GAAP, these costs are expensed as incurred, unless recognized in a business combination, as described in Note 4. The resulting adjustments therefore expense such costs as selling, general, and administrative expense, and reverse historical amortization of previously capitalized development costs as follows:

(in millions)	As of June 30, 2024	For the six months ended June 30, 2024	For the year ended December 31, 2023
Condensed Balance Sheet
Decrease to Intangible assets, net	$(109.3)
Decrease to Other liabilities	$(27.3)
Decrease to Retained earnings	$(82.0)
Condensed Statement of Income
(Decrease) increase to Selling, general and administrative expense		$0.8	$12.1

b.

Leases. Under IFRS, lessees have only one lease classification, which is similar to the finance lease classification under GAAP. Based on a preliminary review of the nature of Marel’s lease arrangements, substantially all of Marel’s leases are expected to be classified as operating leases under GAAP. As a result, adjustments have been made to replace the historical amortization of right-of-use assets and interest expense recognized by Marel under IFRS with straight-line lease expense. The following adjustments have been made for Marel’s operating leases under GAAP:

(in millions)	For the six months ended June 30, 2024	For the year ended December 31, 2023
Condensed Statement of Income
Decrease to Interest expense, net	$(0.8)	$(1.5)
Increase to Cost of sales	$—	$0.1
Increase to Selling, general and administrative expense	$—	$0.3

c.

Taxes on Intra-Entity Transfers of Inventory. Under GAAP, the tax effect of intra-entity transfers of inventory are deferred until the related inventory is sold or disposed of, and no deferred taxes are recognized for the difference between the carrying value of the inventory in the consolidated financial statements and the tax basis of the inventory in the buyer’s tax jurisdiction. In addition, the tax paid or payable from the intra-entity transfer is deferred upon consolidation and is not included in tax expense until the inventory is sold to an unrelated third party. Under IFRS, there is no exception for recognizing such tax consequences of intra-entity transfers of inventory. The following adjustments have been made to Marel’s tax balances under GAAP:

(in millions)	As of June 30, 2024
Condensed Balance Sheet
Increase to prepaid tax assets (other current assets)	$7.7
Decrease to deferred tax assets (other assets)	$(7.7)

Note 4. Preliminary Purchase Price Allocation

The total preliminary Transaction consideration has been allocated to Marel’s assets and liabilities based upon management’s preliminary estimate of their fair values as if the Transaction had been consummated on June 30, 2024. For purposes of the unaudited pro forma condensed combined financial information only, the valuation of the Transaction consideration uses JBT’s closing share price as of August 6, 2024, of $89.54 per share. The value of the JBT Offer Shares portion of the Transaction consideration will ultimately be based on JBT’s share price as of the closing date of the Offer and could materially change from the price reflected in the unaudited pro forma condensed combined financial information. A change of 10% in the price of JBT Offer Shares would increase or decrease the total Transaction consideration by approximately $178.6 million, which would be reflected in the unaudited pro forma condensed combined financial information as an increase or decrease to goodwill, as summarized in the table below.

Change in share price (in millions, except share price)	JBT Share Price ($)	Estimated Purchase Consideration	Estimated Goodwill
As presented	89.54	$3,749.2	$1,328.1
10% increase	98.49	$3,927.8	$1,506.7
10% decrease	80.59	$3,570.7	$1,149.6

In the Offer, Marel Shareholders may exchange each Marel Share, at their election, for (i) cash consideration in the amount of EUR 3.60, (ii) stock consideration consisting of 0.0407 newly and validly issued, fully paid and non-assessable JBT Offer Shares or (iii) cash consideration in the amount of EUR 1.26 along with stock consideration consisting of 0.0265 newly and validly issued, fully paid and non-assessable JBT Offer Shares. Elections will be subject to a proration process, as applicable, as described in the Proxy Statement/Prospectus, such that the Marel Shareholders immediately prior to the closing of the Offer will receive an aggregate of approximately EUR 950 million in cash and approximately a 38% interest in the combined company. The estimated purchase price reflected in the unaudited pro forma condensed combined financial information assumes that all of the issued and outstanding Marel Shares (not including any treasury shares held by Marel) are validly tendered and accepted in the Offer.

As discussed in the Proxy Statement/Prospectus, it is possible that Marel Shareholders who do not tender their Marel Shares in the Offer may receive a different form and amount of consideration and may receive consideration on different dates.

The following table summarizes the components of the preliminary estimated Transaction Consideration:

(In millions, except per share data)
Number of Marel Shares outstanding (1)	754.0
Share exchange ratio	0.0407
Equity consideration ratio	65.0%

JBT Offer Shares issued	19.9
JBT Share price (2)	$89.54

Estimated value of JBT Offer Shares issued to Marel Shareholders	$1,785.9
Cash consideration ratio	35.0%
Euro per share	€3.60
Estimated cash consideration to Marel Shareholders (3)	$1,038.6
Estimated settlement of Marel debt (4)	$924.7
Estimated fair value of Marel stock options attributable to pre-combination vesting (5)	—

Total preliminary estimated Purchase Consideration	$3,749.2

(1)	Assumes all issued and outstanding Marel Shares (other than treasury shares held by Marel) are validly tendered and accepted in the Offer.
(2)	Represents JBT’s closing share price as of August 6, 2024, $89.54 per share.
(3)	Estimated cash consideration paid to Marel Shareholders is determined using the Euro to USD exchange rate as of August 6, 2024, 1.0933 $/€.
(4)	Represents gross settlement of Marel’s existing long-term debt that is not expected to be assumed by JBT using the EUR to USD exchange rate as of August 6, 2024, 1.0933 $/€. See Note 6.
(5)

Represents the current expected settlement outcome for the Marel Stock Options. Each Marel Stock Option that was granted prior to the date of the Transaction Agreement and remains outstanding as of immediately prior to the Offer Closing Time, whether vested or unvested, may be eligible for cash consideration if the exercise price per share of the Marel Stock Option is less than the Marel Closing Price. Based on the current share price of Marel, all Marel Stock Options are out of the money as the exercise price exceeds the current Marel share price. Accordingly, all Marel Stock Options are being assumed to be cancelled for no consideration in this unaudited pro forma condensed combined financial information.

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by JBT in the Transaction, reconciled to the estimated Transaction consideration:

(In millions)	Preliminary estimate of fair value	Total
Estimated Purchase Consideration		$3,749.2
Marel net assets acquired:
Assets:
Financial assets (1)	495.0
Inventories	400.3
Property, plant and equipment	523.0
Intangible assets	2,150.0

Total assets acquired	3,568.3
Liabilities assumed:
Financial liabilities (excluding deferred income tax liabilities)(1)	606.2
Deferred income tax liabilities	541.0

Total liabilities assumed	1,147.2

Total Marel net assets acquired		2,421.1

Goodwill		$1,328.1

(1)	Neither Financial assets nor Financial liabilities have been adjusted for an estimated $25.0 million of transaction costs expected to be incurred by Marel through the closing date of the Transaction.

The fair value of assets and liabilities of Marel above have been measured based on various preliminary estimates using assumptions that JBT management believes are reasonable and are based on currently available information. For the preliminary estimate of fair values of assets acquired and liabilities assumed of Marel, JBT used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. Income-based, market-based, and/or cost-based valuation approaches using preliminary information were compared against benchmarking information to conclude upon a preliminary estimate of fair values. The preliminary allocation of the purchase price to the acquired assets and assumed liabilities was based upon this preliminary estimate of fair values. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing this unaudited pro forma condensed combined financial information. The final determination of the purchase price allocation, upon the consummation of the Transaction, will be based on Marel’s assets acquired and liabilities assumed as of that date and will depend on a number of factors that cannot be predicted with certainty at this time.

JBT expects to use widely accepted income-based, market-based and/or cost-based valuation approaches upon finalization of purchase accounting for the Transaction. Differences between these preliminary estimates and the final purchase accounting will occur, and the final purchase accounting could be materially different from the preliminary estimates used to prepare the unaudited pro forma condensed combined financial information and could have a material impact on the combined company’s future results of operations and financial position.

Note 5. Transaction Accounting Adjustments

The determination of transaction-related adjustments presented herein are preliminary and based in part on JBT management’s estimates of the fair value and useful lives of the assets acquired and liabilities assumed. The adjustments have been prepared to illustrate the estimated effect of the Transaction. Amounts recognized following the consummation of the Transaction may differ significantly based upon finalization of the fair values of assets acquired and useful lives thereon for the purpose of periodic depreciation, amortization and other expenses recognized in those subsequent periods.

Unaudited Pro Forma Condensed Combined Balance Sheet

(a)	Cash and cash equivalents

The change in cash and cash equivalents was determined as follows:

(in millions)	Amount
Estimated cash consideration to Marel shareholders	$(1,038.6)
Estimated settlement of Marel debt (1)	(924.7)
Estimated transaction costs (2)	(70.7)
Estimated settlement of Marel interest rate swaps (3)	1.4

Pro forma adjustment	$(2,032.6)

(1)	Represents gross settlement of Marel’s existing long-term debt that is not expected to be assumed by JBT using the EUR to USD exchange rate as of August 6, 2024, 1.0933 $/€. See Note 5(h).
(2)

Estimated transaction costs consist of bank fees, financial advisory fees, and other professional fees of JBT of $70.7 million expected to be incurred and paid through the closing date of the Transaction. See Notes 5(j) and 5(k). No adjustment has been reflected in this unaudited pro forma combined financial information for an estimated $25.0 million of transaction costs that Marel expects to incur through the closing of the Transaction.

(3)	Represents the net cash settlement of Marel’s existing interest rate swaps that are contractually required to be terminated upon a full repayment of the hedged debt instruments. See Note 5(f).

(b)	Inventories, net

Represents an adjustment to increase the carrying value of Marel’s inventories by approximately $35.0 million to adjust to its preliminary estimated fair value. This estimated step-up is preliminary and is subject to change based upon a final determination of the fair value of the inventories at the close of the transaction. This step-up will be expensed to cost of products as the acquired inventory is sold, which is expected to occur within 12 months of the closing date of the Transaction. See Note 5(i).

(c)	Property, plant and equipment, net of accumulated depreciation

Represents an adjustment to eliminate Marel’s historical property, plant and equipment and to reflect the acquired property, plant and equipment at the estimated fair value of $523.0 million. The fair value was estimated using a cost approach based on the net book value of each asset class adjusted for (i) the current market replacement cost and (ii) the physical and technology attributes of the property, plant and equipment.

The following table summarizes the estimated fair values and useful life by asset class:

(in millions, except useful lives)	Preliminary fair value	Estimated Weighted Average Useful Life (in years)
Land and buildings	$373.0	24
Plant, equipment and IT hardware	122.0	7
Vehicles	22.0	7
Construction in progress	6.0	N/A

Total acquired property, plant and equipment	$523.0
Removal of Marel’s historical property, plant and equipment	(363.1)

Pro forma net adjustment	$159.9

(d)	Intangible assets, net

Represents adjustments to eliminate Marel’s historical intangible assets and capitalized software costs recorded and to reflect the acquired identifiable intangible assets consisting of customer relationship, patents and developed technology, and trademarks at the estimated aggregate fair value of $2,150.0 million. The fair value of the acquired customer relationship intangible asset is estimated based on a multi-period excess earnings method which calculates the present value of the estimated revenues and net cash flows derived from it. A relief-from-royalty method is used to estimate the fair values the acquired trademarks and patents and developed technology, whereby the asset value is determined by reference to the value of the hypothetical royalty payments that would be saved through owning the asset, as compared with licensing the intangible asset from a third party.

The following table summarizes the fair values of Marel’s identifiable intangible assets and their estimated useful lives operations:

(in millions, except useful lives)	Preliminary fair value	Estimated Useful Life (in years)
Customer relationship	$1,460.0	20
Patents and acquired technology	430.0	20
Trademarks	260.0	30

Total acquired intangible assets	$2,150.0
Removal of Marel’s historical intangible assets	(440.6)

Pro forma net adjustment	$1,709.4

(e)	Goodwill

Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. Refer to the table in Note 4 above for the calculation of the fair value of consideration transferred in excess of the preliminary fair value of assets acquired and liabilities assumed based on the preliminary allocation of the estimated purchase consideration to the identifiable tangible and intangible asset acquired and liabilities assumed of Marel.

(in millions)	Preliminary fair value
Fair value of consideration transferred in excess of the preliminary fair value of assets acquired and liabilities assumed	$1,328.1
Removal of Marel’s historical goodwill	(925.0)

Pro forma net adjustment	$403.1

(f)	Other assets

The change in other assets was determined as follows:

(in millions)	Pro forma net adjustment
Removal of Marel’s historical capitalized software costs (1)	$(23.1)
Removal of Marel’s interest rate swap derivative assets (2)	(1.7)

Pro forma net adjustment	$(24.8)

(1)

Represents the derecognition of historical capitalized software costs recorded by Marel. The value associated with these assets is instead included within the estimated fair value of patents and acquired technology, which is presented separately within intangible assets, net. See Note 5(d).

(2)	Represents the required contractual termination of certain interest rate swaps held by Marel in connection with the expected repayment of Marel’s existing long-term debt as discussed in Note 5(h).

(g)	Other current liabilities

Represents an accrual of the transaction bonus of $3.3 million that is expected to be paid to certain members of Marel’s executive management and other employees who are eligible to receive a cash bonus to be paid in a single lump sum at the Offer Closing Time (the “Transaction Bonus”). This accrual reflects additional compensation cost to be recorded in the post-acquisition financial statements of the combined company. See Note 5(l).

(h)	Long-term debt

Represents adjustment to long-term debt of $903.7 million to reflect the repayment and settlement of the Long-term debt of Marel consisting of the promissory notes issued by Marel (the “Promissory Notes”), revolving credit facility, and term loans, net of unamortized deferred financing costs, which are expected to occur in connection with the closing of the Offer. See Note 6 for adjustments related to the Transaction Financing.

(i)	Other liabilities

Represents, in part, the derecognition of $0.3 million of derivative liabilities, which reflects the required contractual termination of certain interest rate swaps held by Marel in connection with the expected repayment of Marel’s existing long-term debt as discussed in Note 5(h).

Pro forma adjustments have also been made to reflect deferred taxes that are expected to arise as a result of the Transaction.

A pro forma adjustment to deferred taxes is recognized with other liabilities to reflect the anticipated income tax treatment of the Transaction resulting from pro forma fair value adjustments of the acquired assets and assumed liabilities based on an estimate of the applicable statutory tax rate of 25%. The income tax treatment determination is preliminary and subject to change depending on activities that have not occurred yet, including tax structuring, the form of the Merger or Squeeze-Out, finalization of tax elections, and other studies based on which certain tax basis and deductions may or may not be available. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-Transaction activities, including cash needs, the geographical mix of income and changes in tax law and finalization of the purchase price allocations. Because the tax rates used for the unaudited pro forma condensed combined financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to consummation of the Transaction. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities. The unaudited pro forma condensed combined financial information does not include adjustments for potential changes in the combined company’s ability to realize deferred tax assets.

(in millions)	Preliminary fair value step-up
Inventory (see Note 5(b))	$35.0
Property, plant and equipment (see Note 5(c))	159.9
Intangible assets (see Note 5(d))	1,709.4

Total pro forma fair value adjustment	$1,904.3
Statutory tax rate	25%

Pro forma adjustment– deferred income taxes	$476.1
Removal of Marel’s interest rate swap derivative liabilities	(0.3)

Pro forma net adjustment	$475.8

(j)	Stockholders’ equity

Represents adjustments to stockholders’ equity, which consist of the following:

(in millions)	Common stock and additional paid-in capital	Retained earnings	Accumulated other comprehensive loss
Elimination of Marel’s historical equity	$(476.1)	$(680.7)	$37.5
IFRS to GAAP adjustments (see Note 3)		82.0
JBT Offer Shares issued to Marel Shareholders	1,785.9
Estimated JBT Transaction costs (1)		(70.7)
Estimated Marel Transaction Bonus (2)		(3.3)
Vesting of JBT Director Restricted Stock Unit Awards (3)	0.1	(0.1)

Pro forma adjustment	$1,309.9	$(672.8)	$37.5

(1)	Represents estimated bank fees, financial advisory fees, and other professional fees and Transaction costs of JBT resulting in an adjustment to retained earnings. See Notes 5(a) and 5(l).
(2)

Represents accrual of the Transaction Bonus payable to certain members of Marel’s executive management team to be paid in a single lump sum following the closing of the Transaction and recorded by JBT as post-acquisition compensation cost. See Note 5(l).

(3)

Represents the accelerated recognition of compensation cost associated with those certain JBT director restricted stock unit awards (the “JBT Director Restricted Stock Unit Awards”) that will automatically become fully vested upon the completion of the Transaction as the transaction will be a “change in control” as defined in the JBT 2017 Incentive Compensation and Stock Plan. See Note 5(l) as well as the Proxy Statement/Prospectus for additional information.

Unaudited Pro Forma Condensed Combined Statement of Income

(k)	Cost of products

Represents adjustments to reflect additional pro forma expense associated with the preliminary estimate of the increase to the carrying value of Marel’s inventories to fair value in addition to the incremental depreciation expense and amortization expense from the fair value adjustments to property, plant and equipment and intangible assets, respectively.

(in millions)	For the six months ended June 30, 2024	For the year ended December 31, 2023
Inventory fair value step-up recognized through Cost of products (1)	$—	$35.0
Pro forma intangible asset amortization (2)	10.8	21.5
Pro forma tangible asset depreciation (3)	5.2	10.5
Removal of Marel historical depreciation	(7.6)	(14.6)

Pro forma adjustment	$8.4	$52.4

(1)	These costs are nonrecurring in nature and not anticipated to affect the condensed combined statement of income beyond twelve months after the closing of the Transaction.
(2)

Represents straight-line amortization of the estimated fair value of the acquired intangible asset for developed technology over its estimated useful life. See Note 5(d). A 10% change in the fair value of the acquired developed technology would cause a corresponding increase or decrease in the pro forma intangible asset amortization of approximately $1.1 million and $2.2 million for the six months ended June 30, 2024, and the year ended December 31, 2023, respectively.

(3)

Represents straight-line depreciation of the estimated fair value of the acquired property, plant and equipment over the estimated weighted average useful lives of those assets. See Note 5(c). Depreciation expense is allocated to cost of products and selling, general and administrative expense based upon the nature of the activities associated with the use of the acquired tangible assets. A 10% change in the fair value of the acquired tangible assets would cause a corresponding increase or decrease in the pro forma depreciation of approximately $0.5 million and $1.0 million recorded to cost of products for the six months ended June 30, 2024, and the year ended December 31, 2023, respectively.

(l)	Selling, general and administrative expense

Represents the adjustments to selling, general and administrative expense (“SG&A”) associated with the preliminary estimate of the fair value of acquired property, plant and equipment and intangible assets, which are recurring in nature, as well as incremental pro forma expense for estimated transactions costs, transaction bonuses, and incremental compensation cost for JBT to be incurred in connection with the Transaction, which are nonrecurring in nature and will not affect the condensed combined statement of income beyond twelve months after the closing of the Transaction.

(in millions)	For the six months ended June 30, 2024	For the year ended December 31, 2023
Estimated JBT Transaction costs (1)	$—	$70.7
Estimated Marel Transaction Bonus (1)	—	3.3
Vesting of JBT Director Restricted Stock Unit Awards (1)	—	0.1
Pro forma adjusted depreciation, net (see below)	(0.3)	(1.0)
Pro forma adjusted amortization, net (see below)	22.6	42.6

Pro forma adjustment	$22.3	$115.7

(1)	See footnote 5(j) for additional description of this transaction accounting adjustment.

Depreciation of acquired property, plant and equipment

(in millions)	For the six months ended June 30, 2024	For the year ended December 31, 2023
Pro forma tangible asset depreciation (1)	$7.5	$15.0
Removal of Marel historical depreciation	(7.8)	(16.0)

Pro forma net adjusted depreciation	$(0.3)	$(1.0)

(1)

Represents straight-line depreciation of the estimated fair value of the acquired property, plant and equipment over the estimated weighted average useful lives of those assets. See Note 5(c). Depreciation expense is allocated to cost of products and SG&A based upon the nature of the activities associated with the use of the acquired tangible assets. A 10% change in the fair value of the acquired tangible assets would cause a corresponding increase or decrease in the pro forma depreciation of approximately $0.8 million and $1.5 million recorded to SG&A for the six months ended June 30, 2024, and the year ended December 31, 2023, respectively.

Pro forma tangible asset depreciation reflects the revised depreciation of property, plant and equipment assets arising from the Transaction and is based on management’s preliminary estimate of useful lives and future production. JBT has historically depreciated all asset classes of property, plant and equipment on a straight-line basis. The amount of depreciation expense recognized following the close of the Transaction may differ significantly between periods based upon the final fair value assigned and depreciation methodology used for each category of property, plant and equipment.

Amortization of acquired intangible assets

(in millions)	For the six months ended June 30, 2024	For the year ended December 31, 2023
Pro forma intangible asset amortization (1)	$40.8	$81.7
Removal of Marel historical amortization	(18.2)	(39.1)

Pro forma net adjusted amortization	$22.6	$42.6

(1)

Represents straight-line amortization of the estimated fair value of the intangible assets for trade names and customer relationships over the estimated useful life of 30 years and 20 years, respectively. See Note 5(d).

Pro forma intangible asset amortization reflects the revised amortization of intangible assets arising from the Transaction and is based on JBT management’s preliminary estimate of useful lives. JBT has historically amortized all asset classes of intangible assets on a straight-line basis. A 10% change in the valuation of the acquired trade name and customer relationship intangible assets would cause a corresponding increase or decrease in the pro forma amortization expense of approximately $4.1 million for the six months ended June 30, 2024 and $8.2 million for the year ended December 31, 2023. The amount of amortization expense recognized following the close of the transaction may differ significantly between periods based upon the final fair value assigned, the final determination of useful lives and amortization methodology used for each intangible asset.

(m)	Interest expense, net

Represents a decrease in interest expense for the six months ended June 30, 2024 and the year ended December 31, 2023 as a result of the repayment of Marel’s Promissory Notes, revolving credit facility and term loans. Refer to Note 6 below for an incremental adjustment made to interest expense to recognize the pro forma impact of the Transaction Financing.

Adjustments to interest expense for the six months ended June 30, 2024, and the year ended December 31, 2023 are as follows:

(in millions)	For the six months ended June 30, 2024	For the year ended December 31, 2023
Removal of interest expense on repaid Marel borrowings	$(28.3)	$(53.8)
Removal of unamortized deferred financing costs on repaid Marel borrowings	(1.1)	(1.9)

Removal of interest on terminated Marel interest rate swaps (1)	1.7	4.0

Pro forma net adjusted interest expense	$(27.7)	$51.7

(1)

Represents an adjustment to reverse amounts Marel had recognized as interest income in connection with interest rate swaps used by Marel to apply cash flow hedge accounting treatment to forecasted payments of interest on Marel’s long-term debt. See Notes 5(f) and 5(i).

(n)	Income Taxes

Represents an estimate of the income tax impacts of the Transaction on the statements of comprehensive income. The taxes associated with the estimated pro forma adjustments reflect an estimated statutory rate of 25% and a preliminary estimate of the deductibility of certain transaction-related costs. Although not reflected in the unaudited pro forma condensed combined financial information, the effective tax rate of the combined company could be different than JBT’s historical effective tax rate (either higher or lower) depending on various factors, including post-Transaction activities.

(o)	Net earnings per share

Unaudited pro forma earnings per share calculations are based on the consolidated pro forma weighted average shares outstanding of JBT. The pro forma weighted average shares outstanding are a combination of historical JBT Shares and JBT Offer Shares issued as Transaction consideration. The number of shares used in computing diluted net loss per share for the combined company equals the number of shares used in computing basic net loss per shares, as the result would otherwise be antidilutive.

(in millions, except per share data)	For the six months ended June 30, 2024	For the year ended December 31, 2023
Pro forma net income	$2.8	$(79.4)
Historical JBT Shares used in computing pro forma earnings per share
Basic	32.0	32.0
Diluted	32.2	32.1
JBT Offer Shares issued in the Transaction	19.9	19.9
Pro forma shares used in computing pro forma earnings per share
Basic	52.0	51.9
Diluted	52.1	51.9
Pro forma earnings per share
Basic	$0.05	$(1.53)
Diluted	$0.05	$(1.53)

Note 6. Transaction Financing Adjustments

JBT plans to fund the cash portion of the Transaction through a combination of cash on hand of approximately $506.1 million and debt financing. JBT anticipates the need for debt financing of approximately $1,651.7 million to (i) pay the cash consideration in the Offer, (ii) repay certain existing indebtedness of Marel and settle existing Marel interest rate swaps, and (iii) pay Transaction costs, which include bank fees, financial advisory fees and other professional fees and are currently expected to be approximately $70.7 million.

The timing and form of borrowings is currently unknown but may include a draw down on the Existing JBT Revolving Credit Facility, the incurrence of indebtedness through the issuance of secured and/or unsecured financing and/or a short-term bridge loan facility. The exact timing and structure of this financing is currently unknown. As the terms of the Bridge Credit Agreement are the best available information, the Transaction Financing adjustments are calculated based on the terms of the Bridge Credit Agreement. These assumptions and expectations are subject to change, and the duration fees and debt issuance costs to be incurred and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the closing and inputs to interest rate determination on debt instruments issued.

a)

Represents an increase in cash and cash equivalents and long-term debt for additional expected borrowings, net of deferred financing costs of $25.3 million. The unaudited pro forma condensed combined balance sheet presents these borrowings as long-term debt under the assumption that JBT has the intent and ability to replace the Bridge Credit Agreement with long-term debt financing prior to the Offer Closing Time.

b)

Represents the reversal of net deferred financing costs of $5.9 million capitalized as a deferred charge in JBT’s June 30, 2024 balance sheet in connection with the Bridge Credit Agreement. For the pro forma condensed combined financial information, the deferred financing costs related to the Bridge Credit Agreement have been reversed, and instead shown as a reduction of the initial carrying amount of the long-term indebtedness associated with the Transaction Financing. See Notes 6(a) and 6(c).

c)

Represents an increase in interest expense related to the incremental borrowings. In determining pro forma interest expense, JBT applied an estimated interest rate of 5.77% per annum for borrowings expected to be used to fund the Transaction, derived from the three-month EURIBOR as of August 6, 2024, plus a margin of 2.25% per annum, increasing by 0.50% per annum at the end of each successive 90 day period after the initial borrowing date, which is consistent with the terms of the Bridge Credit Agreement. Because the financing under the Bridge Credit Agreement matures 364 days after funding, the pro forma condensed combined statement of income for the six months ended June 30, 2024 assumes replacement financing at the same interest rate that exists immediately prior to the maturity of the Bridge Credit Agreement. For the six months ended June 30, 2024, JBT did not assume any deferred financing costs or other fees in connection with the expected replacement financing.

(in millions)	For the six months ended June 30, 2024	For the year ended December 31, 2023
Estimated interest expense	$64.2	$109.2
Duration fees (1)	—	49.6
Amortization of deferred financing costs (2)(3)	(1.2)	25.3

Pro forma adjustment	$63.0	$184.1

(1)

Represents duration fees stipulated by the Bridge Credit Agreement of 0.75%, 1.00% and 1.25% of the amounts outstanding under the bridge facility, payable at 90 days, 180 days and 270 days after the Offer Closing Time, respectively. The duration fee assumes the bridge financing was obtained on January 1, 2023, and remained outstanding for the 364-day maturity of the bridge financing.

(2)

Assumes deferred financing costs of $25.3 million associated with the bridge financing were capitalized on January 1, 2023, and fully amortized through the 364 day maturity of the bridge financing. A hypothetical 1/8 percentage point increase/decrease in the weighted average interest rate used would result in an increase/decrease of approximately $1.0 million in pro forma interest expense for the six months ended June 30, 2024 and $2.1 million in pro forma interest expense for the year ended December 31, 2023.

(3)

Represents an adjustment to reverse interest expense of $1.2 million recognized by JBT due to the amortization of capitalized deferred financing costs of $7.1 million incurred in connection with the Bridge Credit Agreement for the six months ended June 30, 2024. See Note 6(b).

d)	Income tax effects on the financing adjustments were calculated based on the U.S. federal statutory rate of 25%.

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